Exhibit 21

Subsidiaries of Registrant

Company	State of Jurisdiction of Organization	Percentage of Voting Securities Owned

Power Corporation of America	Florida	100%
Subsidiaries of Power Corporation of America
C and C Power Line, Inc.	Florida	100%
Southeast Power Corporation	Florida	100%
Precision Foundations, Inc.	Florida	100%
Bayswater Development Corporation	Florida	100%
Subsidiaries of Bayswater Development Corporation
Abacos of Brevard, Inc.	Florida	100%
Florida Coastal Homes, Inc.	Florida	100%
Harbor Beach Club of Brevard	Florida	100%
Palm Beach of Brevard, Inc. (Previously Palmilla of Brevard, Inc.)	Florida	100%
Pineapple House of Brevard, Inc.	Florida	100%
The Savoy of Brevard, Inc.	Florida	100%

All of the above subsidiaries are included in the consolidated financial statements of the Company as of December 31, 2017.